NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)	March 26, 2015

Canada: TSX: KLS
United States: NYSE MKT: KIQ

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2014

Vancouver, British Columbia and Downers Grove, Illinois, – The Company reports that it has released its audited financial statements and Management Discussion and Analysis for the year ended December 31, 2014. The audited year end financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts herein are expressed in United States dollars (the Company’s functional currency) unless otherwise indicated.

SUMMARY OF THE FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2014

  Reported net income (IFRS) for the year ended December 31, 2014 rose 64% to $4,025,781 ($0.09 per share) compared to reported net income of $2,456,636 ($0.06 per share) for the year ended December 31, 2013.

  Revenues for the year ended December 31, 2014 rose 81% to $23,816,809 compared to $13,131,387 for the year ended December 31, 2013.

  EBITDA for the year ended December 31, 2014 rose 159% to $6,453,906 (27% of revenues) compared to EBITDA of $2,496,632 (19% of revenues) for the year ended December 31, 2013.

  Reported net income of $4,025,781 included items not involving cash for amortization of $161,408; income tax expense in the amount of $1,849,316; and share based expenses of $417,401.

  The Company listed on the Toronto Stock Exchange on May 22, 2014 and on the NYSE Markets Exchange on October 14, 2014.

  Additional expenditures outside of normal business operations were incurred for legal and accounting issues regarding the Toronto Stock Exchange and NYSE Markets Exchange listings in the amount of $159,070 and a TSX listing fee of $200,000CDN during the year ended December 31, 2014.

  The Company has taxable income and recorded an income tax expense of $1,849,316 for the year ended December 31, 2014.

  The Canadian dollar has recently diminished in value against the US dollar resulting in an estimated unrealized foreign exchange loss of $389,801 for the year ended December 31, 2014.

  Company remains free of interest-bearing long-term debt commitments.

  Net assets grew 89% to $16,598,926 at December 31, 2014 up from $8,797,241 at December 31, 2013.

  The Company paid its first dividend during the year ended December 31, 2014 in the amount of $0.01 per share and totaled $436,450.

  Business growth, product and market development progress, pre-sales strategic and production infrastructure costs and financial results for the year ended December 31, 2014 are in line with management’s budgets and expectations.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2014 the Company had cash on deposit in the amount of $9,895,463, accounts receivable of $2,850,180, prepaid expenses of $58,432 and inventory of $4,161,506 compared to cash on deposit in the amount of $4,462,531, accounts receivable of $1,259,340, prepaid expenses of $71,696 and inventory of $2,139,750 at December 31, 2013.

The working capital position of the Company at December 31, 2014 improved 73% to $12,868,325 which includes $728,554 due to related parties compared to a working capital position of $7,447,170 which includes $284,847 due to related parties at December 31, 2013.

OUTLOOK

Kelso continues to advance the growth of its railway business. This trend has been fueled by the economic merits of our AAR approved products. We have become a high quality brand by thoroughly servicing the needs of the railroad industry. This has led to customer confidence and the adoption of our products in larger volumes.

Recently the rail tank car manufacturers (OEM) have announced record backlog orders for new tank cars that will require 2 to 3 years to complete. Kelso is expected to benefit from these new orders as well as the anticipated mandatory retrofit of existing tank cars. The timing of this business will be affected by the approval date of new rail tank car design regulations currently due from the Pipeline and Hazardous Material Safety Administration of the United States (PHMSA) in May 2015.

Originally scheduled for January 2015 the delayed PHMSA regulations are proving problematic to the owners of rail tank cars. Owners require regulatory certainty to determine their final design specifications for their new and existing tank cars. Once tank cars can be ordered by customers that are compliant under the PHMSA guidelines then OEM production and retrofit schedules can be finalized.

Government regulations are a key risk factor in our business development plans. Uncertain regulatory processes make it difficult to measure the impact they may have on our business operations. The current delay by PHMSA or any further delays to finalize the new rules could potentially slow our future business growth.

There are additional factors that are expected to impact our future business performance. The timing of AAR approvals and subsequent customer adoption of our new products are expected to improve the rates of our revenue growth. A rapid influx of product orders could develop as customers comply with the mandatory retrofit schedules of PHMSA. In addition competitors have entered the market with new product offerings which could capture some of our market share. Kelso may have to adjust its business methods to reduce the impact of competition and to continue to service the increasing demands of our customers.

Our financial health and ability to conduct business remain strong. Working capital has risen steadily and our capital needs are financed from operations. Going forward we have positioned the Company to capitalize on all business opportunities for our products. Our objective is to continue to improve our financial performance, dividends and corporate value on behalf of our shareholders.

About Kelso Technologies

Kelso is a railway equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe handling and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials. The Company is experiencing multi-million dollar growth through increased sales of its AAR approved products that address regulatory concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Notice to Reader: References to EBITDA refer to net earnings from continuing operations before interest, taxes, amortization, deferred income tax recovery and non cash share based payments (Black Sholes option pricing model).

EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS. Management believes that EBITDA is an alternative measure in evaluating the Company's business performance. Readers are cautioned that EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating EBITDA may differ from methods used by other issuers and, accordingly, the Company's EBITDA may not be comparable to similar measures used by any other issuer.

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the Company is experiencing multi-million dollar growth through increased sales of its AAR approved products; Kelso is expected to benefit from record backlog orders for new rail tank cars and orders for the anticipated mandatory retrofit of existing tank cars; the current delay by PHMSA or any further delays to finalize the new rules could potentially slow our future business growth; the timing of AAR approvals and subsequent customer adoption of our new products are expected to improve the rates of our revenue growth; a rapid influx of product orders could develop as customers comply with the mandatory retrofit schedules of PHMSA; and competitors have entered the market with new product offerings which could capture some of our market share. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Telephone: 250-764-3618	Telephone: 604-590-1525	7773 – 118A Street
Email: bond@kelsotech.com	Email: lee@kelsotech.com	North Delta, BC, V4C 6V1
www.kelsotech.com